Exhibit 99.8

Intermap Announces Jack Hild Retires as Director

Denver, July 9, 2025 – Intermap Technologies Corporation (TSX: IMP; OTCQB: ITMSF) today announced that John (Jack) Hild has retired as an independent member of the Company’s Board of Directors and Director of Intermap Federal Services Inc. (IFSI). Since joining Intermap’s board, Jack has been an important contributor to the Company’s growth by supporting the strategic planning, recruiting and training in advanced defense analysis for the execution team in our federal services segment.

“We are profoundly grateful to Jack for his leadership, vision and unwavering commitment to Intermap’s mission,” said Patrick A. Blott, Intermap Chairman and CEO. “His unparalleled insight into the defense and intelligence community has strengthened our strategic direction and deepened our engagement with key government partners. On a more personal level, I have benefitted greatly from Jack’s wonderful support, judgement, and friendship.”

Mr. Hild dedicated three decades to the National Geospatial-Intelligence Agency (NGA), serving over ten years in senior executive roles. After his distinguished career at the NGA, he became CIO and Vice President of Defense and Intelligence Strategy at DigitalGlobe before establishing his consulting practice. His significant contributions to the geospatial field are widely recognized. In 2020, Mr. Hild was inducted into the National Geospatial-Intelligence Agency’s Geospatial Intelligence Hall of Fame, one of the industry’s highest honors. He also received the NGA Distinguished Civilian Award and the Norwegian Defense Medal.

“It has been an honor and privilege to serve on Intermap’s Board and support the Company’s work in delivering mission-critical solutions to the U.S. and Allied civil, defense and intelligence communities,” said Mr. Hild. “I’m proud of what we’ve accomplished together. Intermap’s sensors are unrivaled in the cloud belt, and its commercial flood mapping product is one of the most innovative elevation data and data management services I’ve seen. Intermap’s role with Low Latency Foundation Data has also addressed my decades-old quest to focus attention on foundational geospatial data maintenance processes across the user communities. My expectation is that Intermap will continue to grow with innovative customers and partners that leverage its talented and dedicated team on an increasingly broader range of advanced geospatial intelligence activities.”

The Board of Directors and management team extend their gratitude to Mr. Hild for his extraordinary service and enduring legacy. His leadership and integrity have left an indelible mark on the Company.

Intermap Reader Advisory

Certain information provided in this news release constitutes forward-looking statements. Words such as “will”, “upcoming” and other similar words and expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266